U.S. Bank Global Fund Services
615 East Michigan Street
Milwaukee, Wisconsin 53202

February 1, 2022

VIA EDGAR TRANSMISSION

Mr. Ray Be
United States Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

Re:	Mairs & Power Funds Trust (the “Trust”)
Securities Act Registration No: 333-174574
Investment Company Act Registration No: 811-22563
Mairs & Power Small Cap Fund (S000033564)
Mairs & Power Growth Fund (S000037445)
Mairs & Power Balanced Fund (S000037446)

Dear Mr. Be,

Pursuant to Section 14(a) of the Securities Exchange Act of 1934, transmitted herewith by the Trust on behalf of its series, the Mairs & Power Small Cap Fund, Mairs & Power Growth Fund and Mairs & Power Balanced Fund (together, the “Funds”), is a Definitive Proxy Statement on Schedule 14A (the “Definitive Proxy Statement”), which incorporates changes in response to oral comments you provided on January 20, 2022 regarding the Preliminary Proxy Statement on Schedule 14A (the “Preliminary Proxy Statement”) filed by the Trust, on behalf of the Funds, on December 28, 2021.

For your convenience in reviewing the Trust’s responses, your comment is included in bold typeface immediately followed by the Trust’s response. Capitalized terms not otherwise defined herein have the same meaning as set forth in the Definitive Proxy Statement.

The Trust’s responses to your comments are as follows:

General Comments

1.Staff Comment: Please confirm that the Funds will deliver a Prospectus for each corresponding Acquiring Fund with the Definitive Proxy Statement.

Response: The Trust responds supplementally by noting that it does not believe delivery of the Acquiring Funds’ Prospectus is required because the transaction fits within the “domicile exception” provided in Rule 145, as interpreted in a line of no-action letters. Accordingly, there is no offer and sale of securities.

In addition, the Trust further notes that the Preliminary Proxy Statement substantively included the disclosure that is required by Form N-1A regarding each Acquiring Fund’s investment objectives, fees and expenses, principal investment strategies, principal investment risks, performance, management, and purchase and redemption provisions. The Trust further responds by noting that page 2 of the Preliminary Proxy Statement included the following disclosure which provides additional information to Target Fund shareholders regarding the disclosure to be included in the Acquiring Funds’ registration statement on Form N-1A:

“The Target Funds’ Prospectuses dated April 30, 2021, as supplemented to date, Statement of Additional Information dated April 30, 2021, as supplemented to date, Annual Report dated December 31, 2020 and Semi-Annual Report dated June 30, 2021 were filed with the U.S. Securities and Exchange Commission. Each Acquiring Fund will adopt the performance and accounting history and financial statements of its corresponding Target Fund. Representatives of the Acquiring Funds have advised that the information to be included in the sections of the Acquiring Funds’ prospectuses and statement of additional information regarding the pricing of fund shares, frequent purchases and redemptions of Fund shares, tax consequences and taxation of the Fund, portfolio turnover, disclosure of portfolio holdings, proxy voting policies, investment advisory and other services, portfolio managers, and brokerage allocation and other practices will not be materially different from the information included in the Target Funds’ prospectuses and statement of additional information.”

Questions and Answers

2.Staff Comment: Under “What Operational Changes will result from the Reorganizations” please disclose any material differences between the Acquiring and Target Funds, including organizational structure or shareholder rights. To the extent the Trust believes there are no material differences between the Funds, state so clearly. To the extent there are any material differences, discuss those differences and supplementally explain in correspondence why such material differences do not prevent the Trust’s reliance on existing no-action letters.

Response: The Trust responds by revising the disclosure under “What Operational Changes will result from the Reorganizations” as follows:

“The Reorganizations will result in a change to the operational platform on which the Target Funds operate. Following the completion of the Reorganizations, you will own shares of the Acquiring Fund that corresponds to your Target Fund. The Acquiring Funds are series of TPM, which is a separate entity overseen by different officers and trustees than M&P Trust. Please see Exhibit B of the accompanying Proxy Statement for more information about the officers and trustees of TPM. The policies and procedures of TPM will apply following the Reorganizations; however, no material changes in valuation policies or shareholder servicing policies are expected following the Reorganizations. The distributor, custodian, transfer agent and fund administrator of the Acquiring Funds will not change as a result of the Reorganizations; the independent registered public accounting firm for your Fund(s) will change. Both TPM and the M&P Trust have the same corporate structure – each is organized as a Delaware statutory trust and subject to the provisions of the Delaware Statutory Trust Act. In addition, there are no material differences in shareholder rights between the Declaration of Trust and By-Laws of each of the M&P Trust and TPM.”

Proxy Statement

3.Staff Comment: In the third bullet point under “How Each Reorganization Will Work” on page 3, please clarify that the M&P Trust’s valuation procedures are consistent with TPM’s valuation procedures or explain the differences.

Response: The Trust responds supplementally by noting that there are no material differences in the valuation procedures utilized by TPM and those used by the M&P Trust. TPM and the M&P Trust employ the same methodology for pricing equity securities. With regard to fixed income securities, TPM values fixed income securities at the mean in accordance with prices supplied by independent pricing services, while the M&P Trust values fixed income securities at the bid price furnished by independent pricing services. Based on an evaluation done by the officers of the M&P Trust of the fixed income holdings of the Target Funds, there would not have been any material differences in the valuations of such fixed income holdings had they been valued using the TPM valuation procedures. The Trust further responds by revising the third bullet under “How Each Reorganization Will Work” as follows:

“Under the Agreement, at the Closing, the net asset value of your Target Fund shares will be determined at the close of regular trading on the New York Stock Exchange (“NYSE”) on the Closing Date pursuant to the Acquiring Fund’s valuation procedures provided, however, that such computation is consistent with the valuation policies and procedures of the Target Fund. The Target Fund valuation procedures are generally consistent with the Acquiring Fund valuation procedures and any differences in the value of the Target Fund shares is expected to be immaterial. The per share net asset value of Target Fund shares, as so determined, will be used to calculate the number of Acquiring Fund shares issued to each shareholder in the Reorganization. The aggregate net asset value of your Target Fund shares, as so determined, will equal the aggregate net asset value of the Acquiring Fund shares received in the Reorganization.

4.Staff Comment: Under “Comparison of Investment Risks” for each Fund, please order the risk disclosure to prioritize those risks that are most likely to adversely affect the Funds’ net asset value, yield, and/or total return. Please note that after listing the most significant risks to the Funds, the remaining risks may be alphabetized. Please refer to ADI 2019-08 “Improving Principal Risks Disclosure.”

Response: The Trust has reviewed the risk disclosures in the Preliminary Proxy Statement to ensure that such disclosures are tailored appropriately to the risks of the Funds and not overly lengthy or technical, and that the risks that the Adviser considers the most significant are not obscured or constructed in a manner that could render the disclosure misleading. Additionally, the Trust believes that ordering the risks alphabetically makes it easier for investors to find applicable risk factors and compare them across funds. The risks are also presented in the same order as in the Target Funds’ Prospectus and the Trust believes the proxy statement should be consistent with the Prospectus.

While the Trust respectfully declines to reorder the principal risks, the Trust notes that the following disclosure accompanies the comparison of the principal risks of each Target Fund and the corresponding Acquiring Fund: “The Fund’s principal risks are presented in alphabetical order to facilitate finding particular risks and comparing them with the risks of other funds. Each risk summarized below is considered a ‘principal risk’ of investing in the Fund, regardless of the order in which it appears.”

5.Staff Comment: Under “Comparison of Investment Risks” for the Mairs & Power Small Cap Fund beginning on page 17, please include a declarative statement regarding whether the Target Funds’ risks are the same as the Acquiring Funds’ risks.

Response: The Trust responds by providing the requested disclosure.

6.Staff Comment: Please explain supplementally the reasoning for the breakdown of the expenses of the reorganization between the Target Funds and the Acquiring Funds since one will be the accounting successor.

Response: The Trust responds supplementally by noting that the Target Funds and the Acquiring Funds are separate series of different, unaffiliated trusts. The Trust does not believe it is appropriate for the Trust to bear expenses of the Acquiring Funds, particularly if the reorganizations are not consummated.

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If you have any additional questions or require further information, please contact Jay Fitton at (513) 520-5925.

Sincerely,

/s/ Jay S. Fitton

Jay S. Fitton
U.S. Bank Global Fund Services

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